                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                        North American Mortgage Company
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   657037107
         -------------------------------------------------------------
                                (CUSIP Number)

       Ronn K. Lytle, 2001 Bryan Tower, Suite 3300, Dallas, Texas 75201
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 11, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 657037107
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
      CAPSTEAD MORTGAGE CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       MARYLAND

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               600,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               600,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                               600,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                               3.91%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                     AMENDMENT NO.1 ON SCHEDULE 13D


    The Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of North American Mortgage Company, a Delaware corporation (the "Company"), filed May 2, 1994 by Capstead Mortgage Corporation, a Maryland corporation (the "Reporting Person"), is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        The response to item 5 is amended in its entirety and is replaced by the following:

        (a) & (b)


                                     Number of Shares          Percent
Reporting Person                  Beneficially Owned (1)     of Class (2)
- ----------------                  ----------------------     ------------
Capstead Mortgage Corporation            600,000                 3.91%


- ------------------
(1) The Reporting Person retains the sole right of voting and disposition with respect to such Shares.
(2) Based on 15,333,936 Shares outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.


    (c) Certain information concerning transactions in shares of Common Stock effected by the Reporting Person since the filing of the original Schedule 13D on May 2, 1994 is set forth on Schedule I hereto, which is incorporated herein by reference. Except as set forth on Schedule I, no transactions in such shares were effected since May 2, 1994 by the Reporting Person.

    (d) The Reporting Person beneficially owns no shares of Common Stock of the Company except as set forth above. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

    (e) On August 11, 1994, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock and is, therefore, no longer subject to the reporting obligations of Rule 13d-1.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1994


                                           CAPSTEAD MORTGAGE CORPORATION

                                           /s/  Andrew F. Jacobs
                                           ------------------------------------
                                           By:  Andrew F. Jacobs, Senior Vice
                                                President-Control and Treasurer

                                  SCHEDULE I

              Transaction    Settlement  Number of   Price Per
              Date              Date      Shares      Share(1)
              -------------  ----------  ---------  ------------

                 8-11-94      8-18-94    153,600       $31.00
                 8-12-94      8-19-94      3,600       $31.00
                 8-12-94      8-19-94     27,800       $30.875
                 8-12-94      8-19-94     15,000       $30.75
                                         -------
                                         200,000

_____________________
(1) Shares sold through New York Stock Exchange brokerage transactions;
    price is the price per share exclusive of brokerage commissions and handling fees.